                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                      RESEARCH PARTNERS INTERNATIONAL, INC.
                                (Name of Issuer)

                    common stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    761013101
                                 --------------
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 1999
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)

CUSIP No.   761013101                  13D/A             Page  2  of   7  Pages
            ---------                                         ---     ---

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David M. Nussbaum

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) /X/

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           N/A

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                    / /

           N/A

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

      NUMBER OF           7     SOLE VOTING POWER
       SHARES                        1,202,442
     BENEFICIALLY
      OWNED BY            8     SHARED VOTING POWER
        EACH                         0
      REPORTING
       PERSON             9     SOLE DISPOSITIVE POWER
        WITH                         1,202,442

                         10     SHARED DISPOSITIVE POWER
                                     0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,202,442

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  / /

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                14.0%

   14      TYPE OF REPORTING PERSON*

                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   761013101                  13D/A             Page  3  of   7  Pages
            ---------                                         ---     ---

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Roger N. Gladstone

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  / /
                                                                      (b)  /X/

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           N/A

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                            / /

           N/A

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

      NUMBER OF           7     SOLE VOTING POWER
       SHARES                        1,188,275
    BENEFICIALLY
      OWNED BY            8     SHARED VOTING POWER
        EACH                         0
      REPORTING
     PERSON WITH          9     SOLE DISPOSITIVE POWER
                                     1,188,275

                         10     SHARED DISPOSITIVE POWER
                                     0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,188,275

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  / /

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                13.8%

   14      TYPE OF REPORTING PERSON*

                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   761013101                  13D/A             Page  4  of   7  Pages
            ---------                                         ---     ---

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Robert H. Gladstone

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  / /
                                                                      (b)  /X/

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           N/A

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                            / /

           N/A

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

      NUMBER OF           7     SOLE VOTING POWER
       SHARES                        498,275
    BENEFICIALLY
      OWNED BY            8     SHARED VOTING POWER
        EACH                         0
      REPORTING
     PERSON WITH          9     SOLE DISPOSITIVE POWER
                                     498,275

                         10     SHARED DISPOSITIVE POWER
                                     0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                498,275

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  / /

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.8%

   14      TYPE OF REPORTING PERSON*

                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   761013101                  13D/A             Page  5  of   7  Pages
            ---------                                         ---     ---

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Peter R. Kent

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                       (b)  /X/

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           N/A

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                            / /

           N/A

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

      NUMBER OF           7     SOLE VOTING POWER
       SHARES                        115,087
    BENEFICIALLY
      OWNED BY            8     SHARED VOTING POWER
        EACH                         0
      REPORTING
     PERSON WITH          9     SOLE DISPOSITIVE POWER
                                     115,087

                          10     SHARED DISPOSITIVE POWER
                                     0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                115,087

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  / /

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.3%

   14      TYPE OF REPORTING PERSON*

                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed on November 16, 1998 (the "Statement") with respect to the beneficial ownership of shares of common stock, par value $.0001 per share (the "Common Stock"), of Research Partners International, Inc. (the "Company") held by each of David M. Nussbaum, Roger N. Gladstone, Robert H. Gladstone and Peter R. Kent (the "Reporting Persons"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

     The Statement was filed as a result of the signing of the Voting Agreements by and among the Company, RPII Acquisition Corporation ("Newco"), Gaines, Berland Inc. ("GBI") and each of the Reporting Persons. The Voting Agreements were entered into in connection with the execution of a Merger Agreement, by and among the Company, Newco, GBI and certain stockholders of GBI (the "Stockholders"), pursuant to which, among other things, Newco was to merge with and into GBI (the "Merger").

     Pursuant to a Termination Agreement, dated as of January 26, 1999, by and among the Company, Newco, GBI and the Stockholders, the parties have by mutual decision terminated the proposed Merger and the related Merger Agreement. As a result of such termination, the Voting Agreements have also been terminated. Accordingly, the Reporting Persons are no longer deemed a group for purpose of Rule 13d-1 of the Securities and Exchange Act, as amended (the "Act"). This Amendment is filed because the Reporting Persons no longer have an agreement to collectively vote 34.3% of the outstanding Common Stock as a group, and accordingly, each Reporting Person is no longer deemed to beneficially own 34.3% of the outstanding Common Stock.

     The disclosure previously provided in the Statement under each of the Items is hereby amended to reflect the foregoing.


                                  Page 6 of 7
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: as of February 22, 1999


                                            DAVID M. NUSSBAUM

                                            /s/ David M. Nussbaum
                                            -------------------------------


                                            ROGER N. GLADSTONE

                                            /s/ Roger N. Gladstone
                                            -------------------------------


                                            ROBERT H. GLADSTONE

                                            /s/ Robert H. Gladstone
                                            -------------------------------


                                            PETER R. KENT

                                            /s/ Peter R. Kent
                                            ------------------------------


                                   Page 7 of 7